

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Room 4561

April 22, 2010

Christopher J. Spencer
President and Chief Executive Officer
Wizzard Software Corporation
5001 Baum Blvd. Suite 770
Pittsburgh, PA 15213

> **Re:** **Wizzard Software Corporation**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed April 16, 2010**
> **File No. 001-33935**

Dear Mr. Spencer:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel